WOODSIDE

18 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 18 January 2005;
- WA-271-P Falcone-1, lodged with the Australian Stock Exchange on 18 January 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 11 January 2005.

PSC-B, Block 4
Tiof-6 and Chinguetti Development wells

Tiof-6 appraisal well

The '*West Navigator*' drill ship completed the acquisition of wireline logs on the Tiof-6 appraisal well.

Preliminary interpretation of logs acquired while drilling and wireline logging operations, including fluid sampling and downhole pressure measurements, indicate the well has intersected oil over a gross interval of approximately 124 metres.

The Tiof-6 appraisal well was suspended as planned on 17 January 2005. It is planned that the well will be production tested at a later stage.

On 17 January 2005, the '*West Navigator*' returned to the Chinguetti field to join the '*Stena Tay*' on the development drilling program.

Chinguetti development wells

The '*Stena Tay*' drill rig continued operations on Chinguetti development wells. Woodside does not plan to issue announcements regarding operations on Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

Locations of the Chinguetti oil field, the Tiof and Banda discoveries and exploration wells are on the attached map.

Wells are expected to be drilled in two production sharing contract areas during the remainder of the 2005 campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B
Woodside group companies (Operator)	53.846%	53.846%
Hardman group companies	24.3%	21.6%
BG group companies	13.084%	11.63%
Premier group companies	--	9.231%
Fusion group companies	4. 615%	--
ROC Oil group companies	4.155%	3.693%



18°W
16°W
Location Map
PSC-C
BLOCK 6
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Tiof
Nouakchott
18°N
Merou-1
Tevét-1
Banda-1
Capitaine-1A
Chinguetti
Field
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
2000m
1000m
200m
100m
50m
PSC-C
BLOCK 2
Dorade-1
17°N
Mauritania
Senegal
N
W
E
S
0
Scale
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
St Louis
16°N

2004 - 05 MAURITANIAN DRILLING PROGRAMME
LOCATION OF INITIAL EXPLORATION & APPRAISAL WELLS WOODSIDE

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 18 JANUARY 2005
10:30AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-271-P
FALCONE-1A

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., operator of the WA-271-P Joint Venture, reports that the Falcone-1 exploration well in the Exmouth Sub-basin was re-spudded on 16 January 2005 after mechanical difficulties were encountered releasing the wellhead running tool. Currently 16 inch casing is being run in the Falcone-1A well.

The *'Jack Bates'* semi-submersible rig is drilling the well. The well is approximately 60 kilometres west southwest of the Enfield oil field. Water depth at the location is 1,395 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Joint venture participants in WA-271-P are Woodside Energy Ltd. (60%) and Mitsui E&P Australia Pty Ltd (40%).